Lakrisha Davis & Co.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	15,856.16
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	1,023.00
PAYCHECK PROTECTION PROGRAM Loan	2,890.00
Payroll Liabilities:Federal Taxes (941/944)	3,217.10
Payroll Liabilities:Federal Unemployment (940)	42.00
Payroll Liabilities:IL Income Tax	-281.25
Payroll Liabilities:IL Unemployment Tax	390.63
Working Capital	-5,830.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,451.08**
Net cash provided by operating activities	**$17,307.24**
FINANCING ACTIVITIES	
EIDL Loan	40,400.00
Opening Balance Equity	-199,843.97
Owner's Investment	42,157.84
Owner's Pay & Personal Expenses	-80,882.79
PRE- SWM BOOKKEEPING TO COMPLETE	611.86
Net cash provided by financing activities	**$ -197,557.06**
NET CASH INCREASE FOR PERIOD	**$ -180,249.82**
Cash at beginning of period	201,058.48
CASH AT END OF PERIOD	**$20,808.66**